Umatrin Holding Limited

315 Madison Avenue

3rd Floor PMB #3050

New York, NY 10017

October 13, 2016

Via EDGAR

Mara L. Ransom, Assistant Director

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Umatrin Holding Limited Amendment No. 2 to Registration Statement on Form S-1 Filed September 15, 2016 File No. 333-211289

Dear Ms. Ransom:

We hereby submit the responses of Umatrin Holding Limited (the "Company") to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in your letter, dated October 5, 2016, to the Company in regard to the above-referenced Amendment No. 2 to the Registration Statement on Form S-1 filed on September 6, 2016 (the "Registration Statement").

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

1

Dilution, page 14

1.

Please revise your calculation of “increase per share attributable to new stockholders” at the bottom of page 14 so that is reflects the difference between net tangible book value per share after the offering and net tangible book value before the offering. Based on your current disclosures, this amount should be $0.0066. Please similarly revise the narrative above this table for this matter.

Answer:	We respectfully advise the Staff that this section has been revised to disclose the increase per share attributable to new stakeholders to the amount of $0.0066.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 21

3.

Please refer to your analysis of Investing Activities at the bottom of page 21. You state that the net cash used in investing activities resulted from fixed assets purchased as you expanded your operation. However, your statements of cash flows on page F-5 show that net cash was used in investing activities for two line items titled “proceeds from issuance of common stock” and “advance made to related parties”. Please note that the line item titled “proceeds from issuance of common stock appears to be incorrectly titled since the receipt of proceeds from the issuance of common stock is financing cash inflow as per ASC 230-10-45-14 rather than an investing cash outflow. Please revise your interim statements of cash flows on page F-5 to comply with ASC 230, and revise your narrative analysis of cash flows under this heading to be consistent with the information seen on the face of your statements of cash flows.

Answer:

We respectfully advise the Staff that we have revised the line item titled “proceeds from issuance of common stock” under investing activities to “Purchase of property and equipment” on Statement of Cash Flows on Page F-5.

We have also revised the analysis of Investing Activities at the bottom of page 21 “net cash received resulted from repayment received from related parties” to “net cash used resulted from advance made to related parties”.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Umatrin Holding Limited

/s/ Liew Kok Hong
Liew Kok Hong
Chief Executive Officer

2